EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Cantix International Limited	British Virgin Islands	100%
Moneyeasy Industries Limited	Hong Kong	100%
Wuhan Tallyho Biological Product Co., Ltd.	PRC	100%
Wuhan Polypeptide Anti-Aging Researching Co., Ltd	PRC	100%
Guangzhou Haopu Polypeptide Biological Science and Technology Co., Ltd.	PRC	100%